Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TONGON ISSUES WILL IMPACT RANDGOLD’S Q4 PRODUCTION
London, 28 November 2011 — Randgold Resources (‘Randgold’) today reported a series of setbacks at its Tongon mine in Côte d’Ivoire which will have a negative impact on its production for the fourth quarter of this year.
As anticipated, Q3’s difficult operating conditions in the pit, due to the wet weather and mining through transitional ore, persisted into Q4. The situation was exacerbated by a number of other factors. During the week of 21 November, the mine experienced a temporary work stoppage during the course of negotiating a mine level agreement with the newly established union. At the same time, the change-over from diesel-generated power to the Côte d’Ivoire’s national grid proved to be more complex than originally thought and resulted in significant downtime. Subject to some further synchronisation and operational coordination, the connection process is now almost complete. Operating conditions in the pit have also improved considerably with the cessation of the rainy season.
In an unrelated subsequent event, the mine suffered a major failure of the barring gear on its No 1 mill last Friday. This caused management to shut down the No 2 mill as well in the interests of personnel safety and to protect the mill from a similar failure while advice was sought from the equipment supplier and consultants. In the meantime, a spare barring gear was ordered from the company’s Loulo complex in Mali under its group strategic spares plan. It is expected that the No 2 mill will be restarted by Tuesday once the integrity of its barring gear has been verified. The No 1 mill has to await the arrival of the spare gear from Loulo and an inspection by the equipment suppliers and it could take up to 10 days before it is brought back on line.
Management has acted promptly to remedy these issues and minimise their impact on production but their compounding effect will have a negative impact on the mine’s Q4 production.
At Loulo, meanwhile, the mine has experienced lower production than forecast in the quarter as a result of the carryover of the delay in the in-pit mining sequence at Gounkoto as well as some downtime associated with the tie-in of the new tailings pipeline and the 3rd mill expansion programme. However, the recent performance of the Loulo/Gounkoto complex has shown significant progress towards getting back in line with its Q4 production forecast.
Against this background, Randgold believes a revision of its 2011 production guidance is warranted. It now expects group production for the year to drop to a range from 690 000 to 700 000 ounces, which still represents a significant increase over 2010.
Randgold Resources enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.